Contact

uday@uvassociates.co.in

www.linkedin.com/in/ukchaturvedi (LinkedIn)

uvassociates.co.in (Company)

Top Skills

Steel

Metallurgy

Coal

Uday Kumar Chaturvedi

Managing Director at UV Associates

Bengaluru, Karnataka, India

Summary

I have held CxO positions with Tata Steel (India, Asia and Europe) and Jindal Stainless Steel in a career spanning over 5 decades. I have also been on the board of several companies in my career. My expertise is in manufacturing, supply chain, business turnaround/ transformation with a proven track record in successful value creation.

I am currently working independently helping organisations with business excellence, transformation and M&A.

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Experience

Jindal Stainlees Steel (JSL Stainless Ltd.)
C.E.O
April 2013 - March 2014 (1 year)

Tata Steel Europe
Chief Technical Officer
October 2010 - January 2012 (1 year 4 months)

Corus Strip Products,UK
Managing Director
April 2008 - September 2010 (2 years 6 months)

Tata Steel
8 years 3 months

Vice President - TQM, CSI
October 2007 - March 2008 (6 months)

Vice President - Long Products
May 2005 - September 2007 (2 years 5 months)

Executive in Charge - Long Products
January 2001 - April 2005 (4 years 4 months)

General Manager - Long Products
January 2000 - December 2000 (1 year)

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Education

Kellogg School of Management
Mergers & Acquisition · (2005 - 2005)

Wharton Business School
Strategy · (2004 - 2004)

INSEAD
Advanced Management Course · (1995 - 1997)

University of Strathclyde
Steel Making & Continuous Casting · (1983 - 1983)